Exhibit 99.1

CCSC Technology International Holdings Limited Appoints Jung Yi Chiu as Chief Strategy Officer

Hong Kong, April 25, 2024 (GLOBE NEWSWIRE) -- CCSC Technology International Holdings Limited (the “Company” or “CCSC”) (Nasdaq: CCTG), a Hong Kong-based company that engages in the sale, design and manufacturing of interconnect products, including connectors, cables and wire harnesses, today announced that the Company has appointed Mr. Jung Yi Chiu as the Chief Strategy Officer of the Company, effective May 1, 2024.

Mr. Chiu is a seasoned professional with over 30 years of experience in various leadership roles in the electronics industry, specializing in sales, marketing, and business development. He has a proven track record of driving strategic initiatives and fostering innovations to enhance growth and profitability. Mr. Chiu joined the Company in August 2020 as the Develop Strategy Officer, and has since successfully led strategic initiatives to drive Industry 4.0-related projects and new business development at the Company. Prior to joining the Company, he had senior positions at multiple leading companies in the electronics industry, where he led strategic initiatives to develop and promote innovative technology solutions. From February 2017 to July 2020, he served as Project Development Leader at Kenmec Group (a listed company on the Taipei Exchange), leading a team developing water-cooling solutions for data centers. From January 2013 to January 2017, he served as the General Manager Special Assistant at AVC Thermal Cooling Corporation (a listed company on the Taipei Exchange), overseeing various projects relating to energy-saving solutions in data centers and solar energy sectors. His professional accomplishments also include co-founding a Taiwan based company dedicated to environmentally friendly packaging materials. Mr. Chiu holds a Master’s degree in Industrial Management and a Bachelor’s degree in Electrical Engineering from the National Taiwan University of Science and Technology.

Mr. Kung Lok Chiu, Chief Executive Officer and Director of the Company, commented, “We are delighted to appoint Mr. Chiu as our new Chief Strategy Officer. In his new role, Mr. Chiu will be primarily responsible for strategy formulation and management, including developing, overseeing, and leading strategic initiatives that promote the growth and profitability of our Company. We believe that his extensive background in the electronics industry, coupled with a robust track record in strategic leadership and innovation, will make him an invaluable asset in driving our strategic vision forward.”

About CCSC Technology International Holdings Limited

CCSC Technology International Holdings Limited, is a Hong Kong-based company that engages in the sale, design and manufacturing of interconnect products. The Company specializes in customized interconnect products, including connectors, cables and wire harnesses that are used for a range of applications in a diversified set of industries, including industrial, automotive, robotics, medical equipment, computer, network and telecommunication, and consumer products. The Company produces both OEM (“original equipment manufacturer”) and ODM (“original design manufacture”) interconnect products for manufacturing companies that produce end products, as well as electronic manufacturing services (“EMS”) companies that procure and assemble products on behalf of such manufacturing companies. The Company has a diversified global customer base located in more than 25 countries throughout Asia, Europe and the Americas. For more information, please visit the Company’s website: http://ir.ccsc-interconnect.com.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including, but not limited to, the Company’s proposed Offering. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “may,” “will,” “could,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “propose,” “potential,” “continue”, or other similar expressions in this press release. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the U.S. Securities and Exchange Commission.

For more information, please contact:

CCSC Technology International Holdings Limited

Investor Relations Department

Email: ir@ccsc-interconnect.com

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com